SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 204.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)

Hyatt Hotels Corporation

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

448579102

(CUSIP Number)

Michael A. Pucker, Esq. Cathy A. Birkeland, Esq. Latham & Watkins LLP 233 S. Wacker Drive, Suite 5800 Chicago, Illinois 60606 (312) 876-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 28, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

(Continued on following pages)

(Page 1 of 17 Pages)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 448579102	13D	Page 2 of 17 Pages

1.

Names of Reporting Persons

I.R.S. Identification Nos. of Above Persons (Entities Only)

Gigi Pritzker Pucker and Edward W. Rabin, not individually, but solely as co-trustees of the trusts listed on Appendix A-1.

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,284,670*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,284,670*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,284,670*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 4.4%*

*	Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the

CUSIP No. 448579102	13D	Page 3 of 17 Pages

14.	Type of Reporting Person OO

“Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Persons are party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Persons exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Persons disclaims beneficial ownership.

All references to the number of shares outstanding are as of October 28, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Persons and based on 165,158,639 shares of Common Stock outstanding as of October 28, 2011. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Persons represent 5.8% of the total voting power of the Common Stock as of October 28, 2011. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of October 28, 2011, which is comprised of 44,680,334 shares of Class A Common Stock and 120,478,305 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 4 of 17 Pages

1.

Names of Reporting Persons

I.R.S. Identification Nos. of Above Persons (Entities Only)

CIBC Trust Company (Bahamas) Limited, not individually, but solely as trustee of the trusts listed on Appendix A-2.

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Bahamian International Business Company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,255,317*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,255,317*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,255,317*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 0.8%*

*	Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the

CUSIP No. 448579102	13D	Page 5 of 17 Pages

14.	Type of Reporting Person OO

“Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of October 28, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 165,158,639 shares of Common Stock outstanding as of October 28, 2011. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 1.0% of the total voting power of the Common Stock as of October 28, 2011. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of October 28, 2011, which is comprised of 44,680,334 shares of Class A Common Stock and 120,478,305 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 6 of 17 Pages

1.

Names of Reporting Persons

I.R.S. Identification Nos. of Above Persons (Entities Only)

Gigi Pritzker Pucker and Edward W. Rabin, not individually, but solely as co-trustees of the trusts listed on Appendix A-3.

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,879,932*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,879,932*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,879,932*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 5.4%*

*	Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the

CUSIP No. 448579102	13D	Page 7 of 17 Pages

14.	Type of Reporting Person OO

“Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Persons are party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Persons exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of October 28, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Persons and based on 165,158,639 shares of Common Stock outstanding as of October 28, 2011. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Persons represent 7.1% of the total voting power of the Common Stock as of October 28, 2011. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of October 28, 2011, which is comprised of 44,680,334 shares of Class A Common Stock and 120,478,305 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 8 of 17 Pages

EXPLANATORY NOTE: This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) relates to the Class A Common Stock, $0.01 par value per share, of Hyatt Hotels Corporation, a Delaware corporation (the “Issuer”), which has its principal executive office at 71 South Wacker Drive, 12th Floor, Chicago, Illinois 60606. This Amendment No. 3 amends and supplements, as set forth below, the Schedule 13D filed by the Reporting Persons with respect to the Issuer on August 26, 2010 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 to Schedule 13D filed by the Reporting Persons with respect to the Issuer on September 8, 2010 (“Amendment No. 1”) and Amendment No. 2 to Schedule 13D filed by the Reporting Persons with respect to the Issuer on May 18, 2011 (“Amendment No. 2”). The Original Schedule 13D, as amended and supplemented by Amendment No. 1 and Amendment No. 2, is referred to as the “Schedule 13D.” All capitalized terms not otherwise defined herein have the meanings ascribed to them in the Schedule 13D. The Schedule 13D is amended and supplemented by adding the information contained herein. Only those items amended are reported herein.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and supplemented as follows:

On November 28, 2011, Gigi Pritzker Pucker and Edward W. Rabin, as Co-Trustees, acquired 540,000 shares of Class B Common Stock from the co-trustees of certain of the James N. Pritzker Family Trusts. These shares were acquired in a privately negotiated transaction for the purchase price in cash equal to (a) $32.51 per share, or $17,555,400 in the aggregate, plus (b) a per share amount equal to 33.33% of the excess, if any, of the volume weighted average price for the Class A Common Stock for the fifteen trading-day period ending May 25, 2012 over $32.51 as reported by Bloomberg. The acquisition qualified as a “Permitted Transfer” for purposes of the Issuer’s Amended and Restated Certificate of Incorporation and, accordingly, the shares of Class B Common Stock acquired by Gigi Pritzker Pucker and Edward W. Rabin, as Co-Trustees, remained shares of Class B Common Stock following the transaction. These shares of Class B Common Stock were acquired using the trusts’ cash on hand.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented as follows:

On November 28, 2011, Gigi Pritzker Pucker and Edward W. Rabin, as Co-Trustees, acquired 540,000 shares of Class B Common Stock from the co-trustees of certain of the James N. Pritzker Family Trusts. These shares were acquired in a privately negotiated transaction for the purchase price in cash equal to (a) $32.51 per share, or $17,555,400 in the aggregate, plus (b) a per share amount equal to 33.33% of the excess, if any, of the volume weighted average price for the Class A Common Stock for the fifteen trading-day period ending May 25, 2012 over $32.51 as reported by Bloomberg. The acquisition qualified as a “Permitted Transfer” for purposes of the Issuer’s Amended

CUSIP No. 448579102	13D	Page 9 of 17 Pages

and Restated Certificate of Incorporation and, accordingly, the shares of Class B Common Stock acquired by Gigi Pritzker Pucker and Edward W. Rabin, as Co-Trustees, remained shares of Class B Common Stock following the transaction.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and supplemented as follows:

(a)-(b) As of the date hereof, the Reporting Persons in the aggregate may be deemed to be the beneficial owners of 17,419,919 shares of Class A Common Stock, issuable upon conversion of 17,419,919 shares of Class B Common Stock beneficially owned by the Reporting Persons. The number of shares of Class B Common Stock beneficially owned by the Reporting Persons represents 14.5% of the total number of shares of Class B Common Stock outstanding. The number of shares of Common Stock beneficially owned by the Reporting Persons represents 10.5% of the total number of shares of Common Stock outstanding and 13.9% of the total voting power of the shares of Common Stock outstanding, voting together as a single class, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

Schedule A attached to this Amendment No. 3 amends and restates, in its entirety, Schedule A attached to the Schedule 13D. Schedule A attached to this Amendment No. 3 sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by each Reporting Person. Shares beneficially owned by Gigi Pritzker Pucker and Edward W. Rabin, as Co-Trustees, are held indirectly by G14M2 HHC, L.L.C. and GHHC, L.L.C., both of which are member-managed Delaware limited liability companies formed for the purpose of acquiring shares of the Issuer’s Common Stock. The limited liability companies are wholly owned by one or more of the trusts listed on Appendix A-3 and have no voting or dispositive power with regard to the shares.

Schedule B attached to this Amendment No. 3 amends and restates, in its entirety, Schedule B attached to the Schedule 13D. Schedule B attached to this Amendment No. 3 sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by the Reporting Persons and each Separately Filing Group Member. All information with regard to the Separately Filing Group Members is based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members.

CUSIP No. 448579102	13D	Page 10 of 17 Pages

The acquisition of shares of Class B Common Stock by Gigi Pritzker Pucker and Edward W. Rabin, as Co-Trustees, from certain of the James N. Pritzker Family Trusts did not impact the number of shares or the percentage of the Common Stock beneficially owned by the Pritzker Family Group.

(c) On November 28, 2011, Gigi Pritzker Pucker and Edward W. Rabin, as Co-Trustees, acquired 540,000 shares of Class B Common Stock from the co-trustees of certain of the James N. Pritzker Family Trusts. These shares were acquired in a privately negotiated transaction for the purchase price in cash equal to (a) $32.51 per share, or $17,555,400 in the aggregate, plus (b) a per share amount equal to 33.33% of the excess, if any, of the volume weighted average price for the Class A Common Stock for the fifteen trading-day period ending May 25, 2012 over $32.51 as reported by Bloomberg. The acquisition qualified as a “Permitted Transfer” for purposes of the Issuer’s Amended and Restated Certificate of Incorporation and, accordingly, the shares of Class B Common Stock acquired by Gigi Pritzker Pucker and Edward W. Rabin, as Co-Trustees, remained shares of Class B Common Stock following the transaction.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended and supplemented as follows:

On November 28, 2011, Gigi Pritzker Pucker and Edward W. Rabin, as Co-Trustees, entered into a Purchase and Sale Agreement (the “Purchase and Sale Agreement”) with the co-trustees of certain of the James N. Pritzker Family Trusts, pursuant to which Gigi Pritzker Pucker and Edward W. Rabin, as Co-Trustees, among other things, acquired 540,000 shares of the Issuer’s Class B Common Stock from the co-trustees of certain of the James N. Pritzker Family Trusts for a purchase price in cash equal to (a) $32.51 per share, or $17,555,400 in the aggregate, plus (b) a per share amount equal to 33.33% of the excess, if any, of the volume weighted average price for the Class A Common Stock for the fifteen trading-day period ending May 25, 2012 over $32.51 as reported by Bloomberg.

The summary of the Purchase and Sale Agreement contained in this Item 6 is qualified in its entirety by reference to the Purchase and Sale Agreement, which is filed as Exhibit 8 hereto and incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is amended and supplemented as follows:

Exhibit 8	Purchase and Sale Agreement, dated as of November 28, 2011, by and among each of the signatories thereto.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 29, 2011

/s/ Gigi Pritzker Pucker
Gigi Pritzker Pucker, not individually, but solely in the capacity as co-trustee of the trusts listed on Appendix A-1.

/s/ Edward W. Rabin
Edward W. Rabin, not individually, but solely in the capacity as co-trustee of the trusts listed on Appendix A-1.

CIBC Trust Company (Bahamas) Limited, solely as trustee of the Non-U.S. Situs Trusts listed on Appendix A-2.

By:	/s/ Schevon Miller
Schevon Miller Authorized Signatory*

By:	/s/ Carlis E. Chisholm
Carlis E. Chisholm Authorized Signatory*

/s/ Gigi Pritzker Pucker
Gigi Pritzker Pucker, not individually, but solely in the capacity as co-trustee of the trusts listed on Appendix A-3.

/s/ Edward W. Rabin
Edward W. Rabin, not individually, but solely in the capacity as co-trustee of the trusts listed on Appendix A-3.

*	A Secretary’s Certificate evidencing the authority of such persons to sign and file this Amendment No. 3 on behalf of CIBC Trust Company (Bahamas) Limited was previously filed as Exhibit 6 to the Schedule 13D and is incorporated herein by reference.

[Signature Page to Amendment No. 3 to Schedule 13D]

CUSIP No. 448579102	13D	Page 12 of 17 Pages

Appendix A-1

Trust Name	Jurisd. of Org.
P.G. Gigi Trust M3	Illinois
A.N.P. Trust #6M6	Illinois
A.N.P. Trust #11M8	Illinois
A.N.P. Trust #17M8	Illinois
LaSalle Trust No. 49M1	Illinois
LaSalle Trust No. 54M1	Illinois
LaSalle Trust No. 58M1	Illinois
Don G.C. Trust #4M4	N/A
RA G.C. Trust #4M4	Illinois
LaSalle G.C. Trust#5M1	Illinois
A.N.P. Trust #5-Gigi M5	Illinois

CUSIP No. 448579102	13D	Page 13 of 17 Pages

Appendix A-2

Trust Name	Jurisd. of Org.
Settlement T-551-4FD	Bahamas
Settlement 1740 Trust #30FD	Bahamas
Settlement T -2113D-FDM	Bahamas
Settlement T-2113D-FDJ	Bahamas
Settlement T -2113D-FDA	Bahamas

CUSIP No. 448579102	13D	Page 14 of 17 Pages

Appendix A-3

Name of Trusts	Jurisd. of Org.
F.L.P. Trust #14M2	Illinois
F.L.P. Trust #14M3	Illinois
F.L.P. Trust #14M4	Illinois
F.L.P. Trust #14M5	Illinois

CUSIP No. 448579102	13D	Page 15 of 17 Pages

Schedule A

Certain Information Regarding the

Reporting Persons1

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Name of Beneficial Owner	Shares	% of Class A	Shares	% of Class B
Gigi Pritzker Pucker and Edward W. Rabin, not individually, but solely in the capacity as co-trustees of the trusts listed on Appendix A-1.	—	—	7,284,670	6.0%	4.4%	5.8%
CIBC Trust Company (Bahamas) Limited, not individually, but solely in the capacity as trustee of the trusts listed on Appendix A-2.	—	—	1,255,317	1.0%	0.8%	1.0%
Gigi Pritzker Pucker and Edward W. Rabin, not individually, but solely in the capacity as co-trustees of trusts listed on Appendix A-3.	—	—	8,879,932	7.4%	5.4%	7.1%

[1]	All references to the number of shares outstanding are as of October 28, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011.

[2]

The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 44,680,334 shares of the Class A Common Stock outstanding as of October 28, 2011, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[3]	The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 120,478,305 shares of Class B Common Stock outstanding as of October 28, 2011.

[4]

The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 44,680,334 shares of Class A Common Stock and 120,478,305 shares of Class B Common Stock outstanding as of October 28, 2011.

[5]

With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of October 28, 2011, which is comprised of 44,680,334 shares of Class A Common Stock and 120,478,305 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 16 of 17 Pages

Schedule B

Certain Information Regarding the

Separately Filing Group Members1

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Separately Filing Group Member	Shares	% of Class A	Shares	% of Class B
Co-Trustees of the U.S. Situs Trusts[6]	—	—	5,149,874	4.3%	3.1%	4.1%
Trustee of the Non-U.S. Situs Trusts[7]	—	—	4,698,863	3.9%	2.8%	3.8%
Trustees of the Thomas J. Pritzker Family Trusts and Other Reporting Persons[8]	—	—	18,704,396	15.5%	11.3%	15.0%
Trustees of the Nicholas J. Pritzker Family Trusts[9]	—	—	5,846,633	4.9%	3.5%	4.7%
Trustees of the James N. Pritzker Family Trusts[10]	8,470	*	3,470,792	2.9%	2.1%	2.8%
Trustees of the John A. Pritzker Family Trusts[11]	—	—	—	—	—	—
Trustees of the Linda Pritzker Family Trusts[12]	—	—	—	—	—	—
Trustees of the Karen L. Pritzker Family Trusts[13]	—	—	8,584,104	7.1%	5.2%	6.9%
Trustees of the Penny Pritzker Family Trusts and Other Reporting Persons[14]	5,775	*	8,731,294	7.2%	5.3%	7.0%
Trustees of the Daniel F. Pritzker Family Trusts[15]	—	—	10,001,457	8.3%	6.1%	8.0%
Trustees of the Anthony N. Pritzker Family Trusts[16]	—	—	6,186,817	5.1%	3.7%	5.0%
Trustees of the Gigi Pritzker Pucker Family Trusts and Other Reporting Persons[17]	—	—	17,419,919	14.5%	10.5%	13.9%
Trustees of the Jay Robert Pritzker Family Trusts[18]	—	—	6,051,483	5.0%	3.7%	4.8%
Trustee of the Richard Pritzker Family Trusts[19]	—	—	520,587	0.4%	0.3%	0.4%
Pritzker Family Group Totals	14,245	*	95,366,219	79.1%	57.6%	76.4%

*	Less than 1% beneficial ownership

[1]	All references to the number of shares outstanding are as of October 28, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011.

[2]

The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 44,680,334 shares of the Class A Common Stock outstanding as of October 28, 2011, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[3]	The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 120,478,305 shares of Class B Common Stock outstanding as of October 28, 2011.

[4]

The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 44,680,334 shares of Class A Common Stock and 120,478,305 shares of Class B Common Stock outstanding as of October 28, 2011.

[5]

With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of October 28, 2011, which is comprised of 44,680,334 shares of Class A Common Stock and 120,478,305 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[6]

See the Schedule 13D filed on August 26, 2010, as amended, by Thomas J. Pritzker, Marshall E. Eisenberg and Karl J. Breyer, not individually, but solely in their capacity as co-trustees of the U.S. Situs Trusts listed on Appendix A to the Schedule 13D, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[7]

See the Schedule 13D filed on August 26, 2010, as amended, by the CIBC Trust Company (Bahamas) Limited, solely as trustee of the Non-U.S. Situs Trusts listed on Appendix A to the Schedule 13D, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[8]

See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office. Thomas J. Pritzker holds 29,926 stock appreciation rights (“SARs”) that are currently exercisable at an exercise price of $40.96. The number of shares of Class A Common Stock that Mr. Pritzker will receive upon exercise of such SARs is not currently determinable and therefore not included in the table above because each SAR gives the holder the right to receive a number of shares of Class A Common Stock equal to the excess of the value of one share of A Common Stock at the exercise date, which is not determinable until the date of exercise, over the exercise price.

CUSIP No. 448579102	13D	Page 17 of 17 Pages

[9]

See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[10]

See the Schedule 13D filed on August 26, 2010, as amended, by Charles E. Dobrusin and Harry B. Rosenberg, not individually, but solely as co-trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[11]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[12]

See Amendment No. 1 to the Schedule 13D filed on September 8, 2010 by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[13]

See the Schedule 13D filed on August 26, 2010, as amended, by Walter W. Simmers, Andrew D. Wingate and Lucinda Falk, not individually, but solely as co-trustees for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[14]

See the Schedule 13D filed on August 26, 2010 by John Kevin Poorman, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[15]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[16]

See the Schedule 13D filed on August 26, 2010 by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[17]

See Amendment No. 1 to the Schedule 13D filed on September 8, 2010, as amended, by Gigi Pritzker Pucker and Edward W. Rabin, not individually, but solely as trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein on, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[18]

See the Schedule 13D filed on August 26, 2010, as amended, by Thomas J. Muenster, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[19]

See the Schedule 13D filed on August 26, 2010, as amended, by CIBC Trust Company (Bahamas) Limited, solely as trustee of the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

Exhibit 8

PURCHASE AND SALE AGREEMENT

This Purchase and Sale Agreement (this “Agreement”) is entered into as of November 28, 2011, by and among Harry B. Rosenberg and Charles E. Dobrusin, not individually, but solely as co-trustees of the trust listed on Exhibit A attached hereto and made a part hereof (the “Selling Trust”), and G14M2 HHC, L.L.C., a Delaware limited liability company (the “Purchaser”). Each of the Selling Trust and the Purchaser is sometimes referred to herein as a “Party” and collectively as the “Parties” to this Agreement.

Recitals

WHEREAS, the Selling Trust owns 540,000 shares (the “Subject Shares”) of the Class B common stock, par value $0.01 per share (the “Class B Common Stock”), of Hyatt Hotels Corporation, a Delaware corporation (the “Company”);

WHEREAS, the Selling Trust desires to sell and the Purchaser desires to purchase the Subject Shares, subject to the terms and provisions of this Agreement; and

WHEREAS, the number of the Subject Shares to be sold by the Selling Trust is indicated on Exhibit A.

Agreement

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1. Purchase and Sale. The Selling Trust agrees to sell the Subject Shares to the Purchaser, and the Purchaser agrees to purchase the Subject Shares on the Closing Date (as defined in Section 2 below), with the number of Subject Shares to be sold by the Selling Trust indicated on Exhibit A. The purchase price for the Subject Shares shall be $32.51 per share, or $17,555,400 in the aggregate (the “Initial Purchase Price”), plus a per share amount equal to 33.33% of the excess, if any, of the Volume Weighted Average Price (VWAP) for the Class A common stock, par value $0.01 per share, of the Company (the “Class A Common Stock”) for the fifteen trading-day period ending May 25, 2012 over $32.51 as reported by Bloomberg (the “Additional Purchase Price”), due to the Selling Trust from the Purchaser. The Initial Purchase Price shall be payable in cash at the Closing (as defined below) and the Additional Purchase Price, if any, shall be payable in cash no later than the Additional Purchase Price Payment Date (as defined below).

2. Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Latham & Watkins LLP, 233 South Wacker Drive, Suite 5800, Chicago, Illinois 60606, on November 28, 2011, or on such other date as the Parties may mutually determine (the “Closing Date”).

3. Closing Deliveries of the Purchaser. At the Closing, the Purchaser shall deliver the Initial Purchase Price to the Selling Trust by wire transfer of immediately available funds to an account designated in writing by the Selling Trust.

4. Closing Deliveries by Selling Trust. At the Closing:

(a) The Selling Trust shall deliver, or cause to be delivered, to the Purchaser, a statement executed by the Selling Trust certifying that the Selling Trust is not a foreign person in accordance with the requirements of United States Treasury Regulation Section 1.1445-2(b)(2), which certification shall be the same form as Exhibit B attached hereto and made a part hereof.

(b) The Selling Trust shall deliver, or cause to be delivered, to the Purchaser, certificates representing the Subject Shares together with assignments separate from certificate with respect to the Subject Shares sufficient to transfer title to the Subject Shares to the Purchaser on the books of the Company and Certificates of Fiduciary Authority, including, as necessary, Medallion Guarantees.

5. Other Deliverables. On or prior to May 29, 2012, Purchaser shall deliver to the Selling Trust a statement setting forth the Volume Weighted Average Price (VWAP) for the Class A Common Stock for the fifteen trading-day period ending May 25, 2012 as reported by Bloomberg and the calculation of the Additional Purchase Price, if any. If Purchaser owes to the Selling Trust Additional Purchase Price, such Additional Purchase Price shall be paid by Purchaser to the Selling Trust by wire transfer of immediately available funds to an account designated in writing by the Selling Trust no later than June 5, 2012 (the “Additional Purchase Price Payment Date”).

6. Representations and Warranties of the Selling Trust. The Selling Trust represents and warrants to the Purchaser that the statements contained in this Section 6 are true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, it being agreed that the Purchaser is relying on each statement.

(a) Power; Legal, Valid and Binding Obligations. The Selling Trust (i) is duly organized and validly existing and (ii) has all necessary power and capacity to execute and deliver this Agreement and each of the other agreements and instruments contemplated hereby (collectively, the “Ancillary Documents”) and to perform, observe and comply with all of its agreements and obligations hereunder and thereunder and to consummate the transaction contemplated hereby and thereby. This Agreement and the Ancillary Documents to which it is or will be a party have been or will be duly and validly executed by the Selling Trust and, upon delivery thereof by the Selling Trust, will constitute the legal, valid and binding obligations of the Selling Trust, enforceable against the Selling Trust in accordance with their terms.

(b) No Conflict. None of the execution, delivery or performance by the Selling Trust of this Agreement or any Ancillary Document to which it is or will be a party will (with or without the giving of notice, the lapse of time or both) conflict with, result in a breach or violation of or constitute a default under (a) any contract, agreement or other instrument to which the Selling Trust is a party or by which it or its assets or property is bound or (b) any law, statute, rule, regulation, ordinance, writ, order or judgment to which the Selling Trust is subject or by which it or its assets or property is bound.

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(c) Consents. No approval, consent, waiver or filing of or with any third party, including, but not limited to, any governmental bodies, agencies or instrumentalities, is required for the execution, delivery and performance by the Selling Trust of this Agreement or any Ancillary Document to which it is or will be a party.

(d) Title to Shares; Liens and Encumbrances. The Selling Trust is the legal and beneficial owner of the Subject Shares listed opposite its name on attached Exhibit A and holds such Subject Shares free and clear of all liens, pledges, options, claims, encumbrances and other security arrangements or restrictions of any kind other than restrictions under that certain Amended and Restated Global Hyatt Agreement dated October 1, 2009 and under the Company’s Amended and Restated Certificate of Incorporation the (“Certificate”) (collectively, “Liens”), and upon delivery of such Subject Shares to the Purchaser pursuant to the terms of this Agreement, the Purchaser will receive good and marketable title thereto, free and clear of any and all Liens.

(e) Broker’s Fees. The Selling Trust has no liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement for which the Purchaser could become liable or otherwise obligated.

(f) Independent Decision to Sell; Etc. The Selling Trust has made an independent decision to sell its Subject Shares to the Purchaser and has determined that it has adequate information concerning the business and financial condition of the Company in connection with its decision to sell its Subject Shares. The Selling Trust understands the disadvantage to which it may be subject on account of the disparity of information between it and the Purchaser, and further acknowledges that Purchaser and its affiliates may possess material, non-public information not known to the Selling Trust regarding or relating to the Company, its affiliates or the Subject Shares. The Selling Trust is capable, by reason of its business or financial knowledge and experience, of evaluating the merits and risks of the sale of its Subject Shares and of protecting its own interest in connection with the sale of the Subject Shares, and the Selling Trust acknowledges that it has had the opportunity to discuss the information available to it relating to the sale of the Subject Shares with such advisors as it has deemed appropriate. The Selling Trust acknowledges that the Purchaser has not given it any investment advice or rendered any opinion to it as to whether the sale of the Subject Shares is prudent or suitable, and, except as expressly provided in Section 7 of this Agreement, is not relying on any representation or warranty made by the Purchaser in connection with its decision to sell its Subject Shares to the Purchaser.

(g) Class B Common Stock. (i) The Selling Trust is not aware of and has not taken or been directed to take any action which, or otherwise failed to take any action the failure of which, resulted in the conversion of the Subject Shares from shares of Class B Common Stock to shares of Class A Common Stock, as such latter two terms are defined in the Certificate, and (ii) the Subject Shares in the hands of the Selling Trust are shares of Class B Common Stock.

7. Representations and Warranties of the Purchaser. The Purchaser represents and warrants to the Selling Trust that the statements contained in this Section 7 are true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, it being agreed that the Selling Trust is relying on each such statement.

3

(a) Power; Legal, Valid and Binding Obligations. The Purchaser is a duly organized and validly existing limited liability company organized under the laws of the State of Delaware. The Purchaser has all necessary power and capacity to execute and deliver this Agreement and the Ancillary Documents, and to perform, observe and comply with all of its agreements and obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. This Agreement and each of the Ancillary Documents to which it is or will be a party have been or will be duly and validly executed by the Purchaser and, upon delivery thereof by the Purchaser, will constitute the legal, valid and binding obligations of the Purchaser, enforceable against it in accordance with their terms.

(b) No Conflict. None of the execution, delivery or performance by the Purchaser of this Agreement or any Ancillary Document to which it is a party will (with or without the giving of notice, the lapse of time or both) conflict with, result in a breach or violation of or constitute a default under (a) any contract, agreement or other instrument to which the Purchaser is a party or by which it or its assets or property is bound or (b) any law, statute, rule, regulation, ordinance, writ, order or judgment to which the Purchaser is subject or by which it or its assets or property is bound.

(c) Consents. No approval, consent, waiver or filing of or with any third party, including, but not limited to, any governmental bodies, agencies or instrumentalities, is required for the execution, delivery and performance by the Purchaser of this Agreement or any Ancillary Document to which it is or will be a party.

(d) Legal Matters. There is no action, suit or proceeding by or before any court or governmental or other regulatory or administrative agency or commission pending, or, to the best of the Purchaser’s knowledge, threatened against or involving the Purchaser which challenges the validity of this Agreement or any action taken or to be taken by the Purchaser pursuant to this Agreement or in connection with the transaction contemplated hereby. The Purchaser is not subject to any judgment, order or decree entered into in any lawsuit or proceeding which will have an adverse effect on the transactions contemplated hereby.

(e) Broker’s Fees. The Purchaser has no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which the Selling Trust could become liable or otherwise obligated.

(f) Independent Decision to Purchase, Etc. Purchaser is familiar with the Company and the Class B Common Stock and has all information which it deems necessary to evaluate the purchase of the Subject Shares and has not received any information or representations regarding the Company or the Subject Shares from the Selling Trust except for the representations set forth in this Agreement. Purchaser acknowledges that the Subject Shares have not been registered under the Securities Act of 1933, as amended, and are also subject to additional restrictions on transfer. Purchaser is acquiring the Subject Shares for Purchaser’s own account for investment purposes and not with a view towards their distribution.

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8. Miscellaneous.

(a) Survival of Representations and Warranties Herein. All representations, warranties and covenants set forth herein shall survive the Closing Date.

(b) Additional Documents. From time to time after execution of this Agreement, each Party hereto shall, without additional consideration, execute and deliver such further agreements and instruments and take such other action as may be reasonably requested by any other Party hereto in order to carry out the purposes of this Agreement.

(c) Amendment and Waiver. This Agreement cannot be amended, supplemented or modified, nor can any provision hereof be waived, except by a written instrument signed by the Party against whom enforcement of such amendment, supplement, modification or waiver is sought.

(d) Notices. Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be deemed to have been properly given (a) when delivered by hand; (b) when sent by facsimile or email (with acknowledgment of complete transmission); (c) three days after being sent by certified mail, return receipt requested or (d) one day after deposit with a nationally-recognized overnight delivery service, in each case to the addresses or facsimile numbers set forth on the signature page hereof. Each Party hereto shall be entitled to specify a different address or facsimile number for the receipt of subsequent notices or other communications by giving written notice thereof to the other Party in accordance with this paragraph (d).

(e) Severability. If any term or provision of this Agreement, or the application thereof to any person, entity or circumstance, shall, to any extent, be determined to be contrary to law and unenforceable by any court of law, the remaining terms and provisions of this Agreement, and the application thereof to other persons, entities and circumstances, shall not be invalidated thereby, and each term and provision hereof shall be construed with all other remaining terms and provisions hereof to effect the intent of the parties to the fullest extent of the law.

(f) No Third Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any person other than the parties hereto and their respective successors and permitted assigns.

(g) Governing Law. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

(h) Entire Agreement. This Agreement, including the other writings referred to herein or delivered pursuant hereto, constitutes the entire agreement between the Parties hereto with respect to the subject matter hereof.

5

(i) Binding Effect. This Agreement and all the provisions hereof shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns.

(j) Counterparts. This Agreement may be executed in any number of separate counterparts, each of which, when so executed, shall be deemed an original, and all of said counterparts taken together shall be deemed to constitute but one and the same instrument and, any signed counterpart shall be deemed delivered by the Party signing it if sent to the other parties hereto by facsimile transmission or electronic transmission and shall be as effective as original ink signatures for the purposes of the execution and delivery of this Agreement.

(k) Confidentiality. Unless the prior written consent of the other Party is obtained, the sale and purchase of the Subject Shares and all provisions of this Agreement shall be and remain confidential to the Parties, except to the extent that such information is in the public domain or disclosure is required by law or by any regulatory body whether public or not. For the avoidance of doubt, the Parties shall be permitted to disclose the terms of this Agreement to their professional or financial advisors who are aware of its confidential nature.

(l) Assignment. The Purchaser may not, without the prior written consent of the Selling Trust, assign, grant any security interest over, hold on trust or otherwise transfer the benefit of the whole or any part of this Agreement.

(m) Costs. All costs in connection with the negotiation, preparation, execution and performance of this Agreement, and any documents referred to in it, will be borne by the Party that incurred the costs.

(n) Trustee Exculpation. When this Agreement is signed by a trustee of a trust, such execution is by the trustee, not individually, but solely as trustee, and it is expressly understood and agreed that nothing contained herein shall be construed as creating any liability on any such trustee personally to pay any amounts hereunder or to perform any consent contained herein.

6

IN WITNESS WHEREOF, each of the Parties hereto has duly executed this Agreement as of the date first above written.

G14M2 HHC, L.L.C., a Delaware

limited liability company

By:	/s/ Ronald D. Wray
Ronald D. Wray, Vice President

Address:	71 South Wacker Drive
Suite 4600
Chicago, IL 60606
Fax: (312) 264-0229

7

By:	/s/ Harry B. Rosenberg

HARRY B. ROSENBERG, not individually, but solely in his capacity as co-trustee of the following Selling Trust: JNP 2010-P.G. Trust

Address:	Reed Smith LLP
10 South Wacker
Chicago, IL 60606
Fax: (312) 207-6400

By:	/s/ Charles E. Dobrusin

CHARLES E. DOBRUSIN, not individually, but solely in his capacity as co-trustee of the following Selling Trust: JNP 2010-P.G. Trust

Address:	Charles E. Dobrusin & Associates Ltd.
104 S. Michigan Ave., Suite 900
Chicago, IL 60603
Fax: (312) 436-1201

Exhibit A

Selling Trust

Name of Trust	Subject Shares
JNP 2010-P.G. Trust	540,000

A-1

Exhibit B

CERTIFICATE OF NON-FOREIGN STATUS

This certificate is being delivered in connection with that certain Purchase and Sale Agreement, dated as of November 28, 2011, by and among G14M2 HHC, L.L.C. (“Purchaser”) and Harry B. Rosenberg and Charles E. Dobrusin, solely as co-trustees of the trust listed on Exhibit A (the “Transferors”).

Section 1445 of the Internal Revenue Code of 1986, as amended, (the “Code”), provides that a transferee of a U.S. real property interest must withhold tax if the transferor is a foreign person. For U.S. tax purposes (including section 1445), the owner of a disregarded entity (which has legal title to a U.S. real property interest under local law) will be the transferor of the property and not the disregarded entity. To inform Purchaser that withholding of tax is not required upon the disposition of a U.S. real property interest by the Transferors, the undersigned hereby certifies the following on behalf of each Transferor:

(a)	Each Transferor is not a foreign corporation, foreign partnership, foreign trust or foreign estate, (as those terms are defined in the Code and the Treasury Regulations promulgated thereunder);

(b)	Each Transferor is not a disregarded entity as defined in Treasury Regulation Section 1.1445-2(b)(2)(iii);

(c)	Each Transferor’s employer identification number is set forth on Exhibit A next to its name; and

(d)	Each Transferor’s office address is set forth on Exhibit A next to its employer identification number:

The Transferors understand that this Certificate may be disclosed to the Internal Revenue Service by the Purchaser and that any false statement herein could be punished by fine, imprisonment or both.

Under penalties of perjury, I declare that I have examined this certificate and to the best of my knowledge and belief, it is true, correct and complete, and I further declare that I have the authority to sign this certificate on behalf of the Transferors.

Date: November 28, 2011
By: HARRY B. ROSENBERG, solely as
co-trustee of the trust listed on Exhibit A

By: CHARLES E. DOBRUSIN, solely as
co-trustee of the trust listed on Exhibit A

B-1

Exhibit A

Name of Trust	Employer Identification Number	Office Address
JNP 2010-P.G. Trust	36-7531854	10 South Wacker Drive Ste 4000 Chicago, IL 60606

A-1